UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Elite Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28659T200
(CUSIP Number)

01/08/2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAME OF REPORTING PERSON Wilson Earl Gilliam, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,000,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 15,000,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12		TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer:

Elite Pharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices:

165 Ludlow Avenue, Northvale, New Jersey 07647

Item 2.

(a) Name of Person Filing:

Wilson Earl Gilliam, Jr.

(b) Address of Principal Business Office or, if none, Residence:

5172 West Military Highway, Building 11, Chesapeake VA 23321

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Shares, par value $0.001 per share

(e) CUSIP Number:

28659T200

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 15,000,000

(b) Percent of class: 3.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 15,000,000

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2013
Date

s/ Wilson E. Gilliam, Jr.
Signature

Wilson Earl Gilliam, Jr.
Name/Title